October 5, 2005
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	American Commercial Lines Inc. Registration Statement No. 333-126696
Gentlemen:
On behalf of the underwriters, we hereby join the company and the selling shareholder in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. e.d.t on October 6, 2005, or as soon thereafter as possible, pursuant to Rule 461. We are sending this correspondence as a replacement of our letter to you, dated October 4, 2005, in response to your request.
The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated September 19, 2005.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	13,347
Dealers	28
Individuals & Corporations	1,537
MLPF&S Inc. Branch Offices	5,272

TOTAL	20,205	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
UBS SECURITIES LLC
CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
As Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Hugh H. Haynes
Hugh H. Haynes
Authorized Signatory